August 19, 2025

William Larkin
Chief Financial Officer
Westport Fuel Systems Inc.
1691 West 75th Avenue
Vancouver, British Columbia, V6P 6P2

       Re: Westport Fuel Systems Inc.
           Registration Statement on Form F-3
           Filed August 15, 2025
           File No. 333-289669
Dear William Larkin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Steven B. Stokdyk